SEC 06008148 ISSION

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SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2006 WASH, D.C. 199

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Focus Advisory, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue Suite 2201

(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Eckman (212)798-6161 x 2103 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co, LLP

(Name – *if individual, state last, first, middle name*)

1114 Avenue of The Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 5 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MAZEN JABBAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Advisory, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON CHAPPELL
Notary Public, State of New York
No. 01CH6119424
Qualified in Bronx County
Commission Expires Nov. 29, 2008

Sharon Chappell
Notary Public

Mazen Jabban
Signature

Chairman & CEO
Title

SWORN TO BEFORE ME THIS
DAY OF 27 February 2006
STATE OF NEW YORK
}S.S.
COUNTY OF BRONX

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS ADVISORY, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

FOCUS ADVISORY, LLC

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Focus Advisory, LLC
375 Park Avenue
New York, New York 10152

We have audited the accompanying balance sheets of Focus Advisory, LLC, as of December 31, 2005 and 2004 and the related statements of income, cash flows and statements of changes in members' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Advisory, LLC, as of December 31, 2005 and 2004, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co., LLP

New York, New York
January 27, 2006

New York • 1114 Avenue of the Americas, New York, NY 10036 • phone 212.302.3300 • fax 212.302.9660

Long Island • 41 Front Street, Rockville Centre, New York 11570 • phone 516.766.7345 • fax 516.766.7363

FOCUS ADVISORY, LLC

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$ 1,271,747	$ 411,632
Accounts receivable	-	204,156
Prepaid expenses	17,752	28,437
Total Current Assets	1,289,499	644,225
OTHER ASSETS		
Investment in securities	3,300	3,300
Total Other Assets	3,300	3,300
Total Assets	$ 1,292,799	$ 647,525
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 829,805	$ 194,793
Total Current Liabilities	829,805	194,793
MEMBERS' EQUITY	462,994	452,732
Total Liabilities and Members' Equity	$ 1,292,799	$ 647,525

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INCOME		
Management and investment advisory income	$ 3,670,000	$ 2,063,250
Commissions	-	1,460,261
Total Income	3,670,000	3,523,511
EXPENSES		
Salaries - officer	100,000	166,666
Salaries - office	2,620,249	1,618,603
Payroll taxes	118,284	112,206
Employee benefits	150,547	138,703
Consulting fee	636,694	1,184,055
Professional fees	22,586	16,000
Clearance and execution cost	-	60,992
Temporary labor	8,236	-
Administrative fees	6,775	12,712
Insurance	3,483	3,512
Total Expenses	3,666,854	3,313,449
Net Income Before Interest Income	3,146	210,062
Interest income	7,116	2,520
Net Income	$ 10,262	$ 212,582

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,262	$ 212,582
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	204,156	(183,479)
Prepaid expenses	10,685	(8,433)
Accounts payable and accrued expenses	635,012	187,705
Total Adjustments	849,853	(4,207)
Net Cash Provided by Operating Activities	860,115	208,375
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan repayment from affiliate	-	100,000
Net Cash Provided by Investing Activities	-	100,000
Net Increase in Cash	860,115	308,375
Cash - January 1,	411,632	103,257
Cash - December 31,	$ 1,271,747	$ 411,632

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENTS OF CHANGES IN MEMBERS ' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Balance - January 1,	$ 452,732	$ 240,150
Net Income for the Year	10,262	212,582
Members' Equity - December 31,	$ 462,994	$ 452,732

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's principal office is located in New York City. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2005 and 2004.

b) Cash

Cash consists of cash maintained at JP Morgan Chase Bank and includes both money market and demand deposit accounts. The Company considers all highly liquid investments purchased with maturities of three months or less and money market mutual funds to be cash equivalents. Generally the Company maintains its cash at one or more major financial institutions that may, at times, exceed federally insured limits.

c) Accounts Receivable

The Company has not experienced any bad debts and does not foresee any, and, therefore, no allowance for bad debts is shown.

d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

e) Income Taxes

Focus Advisory, LLC is a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Company. Therefore, no income tax provision is recorded by the Company.

f) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value of contracted amounts which approximate fair value. Investment in securities is comprised of warrants whose fair value has been estimated in good faith by management.

2. RELATED PARTY TRANSACTIONS

Included in income is $3,670,000 and $2,063,250 at December 31, 2005 and 2004, respectively, representing management and investment advisory income received from Focus Investment, Ltd., the parent company of Focus Advisory, LLC (see Note 6).

During the year ended December 31, 2004, Focus Advisory, LLC paid fees totaling $580,000 and $960,000 at December 31, 2005 and 2004 respectively to Focus Properties, LLC. These fees represent reimbursement for the Company's share of common overhead expenses.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 or 6.667% and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had a net capital of $436,942 and $415,995, which was $381,619 and $402,009, respectively, in excess of its required capital.

4. RESERVE REQUIREMENTS

The Company is exempt from the reserve requirement of 15c3-3 under k(2) (ii) of the section.

5. RETIREMENT BENEFIT PLANS

All employees who have completed six months of service and attained the age of 21 are eligible to participate in the Company's Profit Sharing Retirement Plan. The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine, as well as a 401(k) option under which eligible participants may defer a portion of their salary, a percentage of which may be matched by the Company. During the years ended December 31, 2005 and 2004, the Company made no matching contributions, nor profit sharing contributions.

6. CONCENTRATIONS

A substantial part of the Company's revenues are received from Focus Investment, Ltd., a related company (see Note 2). Management indicates that Focus Investment, Ltd. will continue to provide such revenues to the Company in the foreseeable future or as deemed necessary for the Company's working capital requirements.

7. CONCENTRATIONS OF CREDIT RISK

The Company was engaged in brokerage activities in 2004 in which counterparties include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of January 1, 2005, the Company discontinued its brokerage activities.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

The Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC for the years ended December 31, 2005 and 2004 and have issued our report thereon dated January 27, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co, LLP

New York, New York
January 27, 2006

FOCUS ADVISORY, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CREDITS		
Members' equity	$ 462,994	$ 452,732
DEBITS		
Prepaid expenses	17,752	28,437
Other deductions	5,000	5,000
Haircuts on securities	3,300	3,300
Total Debits	26,052	36,737
Net Capital	$ 436,942	$ 415,995
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 829,805	$ 194,793
Total Aggregate Indebtedness	$ 829,805	$ 194,793
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 55,323	$ 12,986
Excess Net Capital	$ 381,619	$ 403,009
Excess Net Capital at 1000%	$ 353,961	$ 396,516
Ratio: Aggregate Indebtedness to Net Capital	1.90 to 1	0.47 to 1

See accompanying notes to the financial statements.

FOCUS ADVISORY, LLC

STATEMENT PURSUANT TO RULE 17A-5(D) (4)

DECEMBER 31, 2005 AND 2004

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 as reported in the accompanying financial statements and as reported by Focus Advisory, LLC in Part IIA of Form X-17A-5 for the years ended December 31, 2005 and 2004.

FOCUS ADVISORY, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005 AND 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements on this rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Focus Advisory, LLC

We have audited the financial statements of Focus Advisory, LLC for the year ended December 31, 2005 and 2004, and have issued our report thereon dated January 27, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Focus Advisory, LLC that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (2) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Focus Advisory, LLC. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Graf Repetti & Co., LLP

New York, New York
January 27, 2006